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December 13, 2023

Zach Pandl on Public.com with Annika Lewis - December 13, 2023

Annika Lewis Zach, welcome to the show.

Zach Pandl It's great to be here today.

Annika Lewis We certainly have a lot to cover this month. November was a big month in the crypto sector, so starting off at the highest level. Bitcoin, of course, is up significantly over the past month with the ascent rising more than 10% and also about 150% if you look at the year to date time frame. So what is driving that performance? Just give us a bit of a rundown.

Zach Pandl Absolutely. It's really been a great year for bitcoin, one of the best performing major assets of the year, again, around 150% as you as you say, huge rebound after a falling for some of last year. I think the drivers are both macro and micro in nature. Bitcoin is a macro asset just like the stock market or the bond market or the value of the dollar. It's influenced by a broader things that are happening in the financial system, in the economy, just like other investments. And I think the macro picture has gotten better for Bitcoin in particular, the Federal Reserve is signaling that it's probably done raising interest rates and may even begin reducing rates next year as interest rates went up and it weighed on the value of a bitcoin and as if interest rates fall, we think that that'll support the value of Bitcoin. So I think the macro picture first and foremost has been has been an important positive. And then second, the micro factors are more technical, are Bitcoin, specific factors have also been positive and I think that's really a supply demand thing. On the one hand we anticipate that we will see a new Bitcoin ETF spot, bitcoin ETFs released into the US market in 2024. That remains to be seen, but that's our expectation. I think the market's expectation that could create new demand for this product. Bitcoin spot ETFs will open access to crypto to a much broader range of investors than exists currently, so we could see new inflows into Bitcoin. At the same time, the supply picture is relatively tight. There is not a ton of short term traders in crypto markets. For example, today most coins are held by long term investors that have been around crypto for a long time. So we see the supply picture as relatively tight and potentially some new demand. Those could be a positive catalyst for for price as well. So I think it's really these two things, the macro picture. The Federal Reserve's interest rate tightening process may be coming to an end and the micro supply demand picture, if you will, new spot Bitcoin ETFs combined with a relatively tight ownership structure. We think both of those things have been positive for price lately.

Annika Lewis Certainly a lot of factors coming from both ends, as you suggest. Now moving to the institutional side, a little bit Grayscale noted in its November research report that open interest for CME listed Bitcoin futures reached a record high in November. Could you explain a bit about how institutional investment and crypto exchange traded products have influenced Bitcoin's recent trading behavior?

Zach Pandl Yeah, absolutely. There's lots of different ways to get access to crypto investing. One way, of course, is through Grayscale's products, the largest of which the Grayscale Bitcoin Trust GBTC flagship prize, the largest Bitcoin investment vehicle in the world, is a very common way for people to get Bitcoin access. But other investors use different instruments, and institutional investors in particular will tend to use a derivatives, partly for regulatory reasons. It is not possible for many institutions to hold a spot Bitcoin on their balance sheet today. So there's sometimes derivatives like futures products that institutions will use in order to have exposure to the industry, to the price of Bitcoin without owning the tokens themselves. So what we've seen recently, as you suggest, is a big pickup in futures, open interest. The amount of volume traded in CME, Chicago Mercantile Exchange listed futures. So these are particular type of futures that are going to be common for TradFi traditional financial institutions. The Chicago Mercantile Exchange, CME list futures and lots of different products. And Bitcoin is one of those products. So for institutions that are trading futures, other derivatives across a range of things, you know, financial products, commodity futures, if they want additional access to Bitcoin, they may use that that product. So CME futures open interest picking up is maybe a sort of hint at who might be driving some of the market's price action. And it's probably indicative of institutional investors becoming a little bit more involved. I will stress, though, that crypto is still very much a retail first phenomenon.

And, you know, the institutional adoption of crypto is something that we think will happen over time, but we're still in the fairly early stages of that process.

Annika Lewis Right. And so, diving a little bit more into kind of the different types of archetypes that are holding Bitcoin today. I know that Grayscale also noted in the November report that the share of Bitcoin supply held by short term speculators, as you suggested earlier, recently reached a record low. So can you talk a little bit more into this and what some of the implications of that might be heading into 2024?

Zach Pandl Yeah, absolutely. So. One of the great things about public blockchain technology is the data transparency that we bring. We can see so much more information about who holds what assets and when they bought and sold them compared to other markets where we typically lack that transparency. So on a blockchain, we can see the activity of every address and get a sense of the ownership structure of these of these assets. And when we're in crypto, bull markets are often the type, often that is caused by an influx of new investment, new participants into crypto driving the price higher. People have heard about Bitcoin, they hear about Etherium, they get excited about that. They open up an account or they get access through a Grayscale product. And we can see that in the blockchain data. We can see an influx of short term new traders and new investors, you know, people that have held these tokens for a relatively short period of time. That is very typical of a of a bull market. What we see today is, is the opposite. We see very few new entrants. Until very recently, there have not been a lot of new participants coming into into crypto, maybe reflecting, you know, last year's crypto winter people steering away from the product and more and more of the supply of assets held by really people that are long term in the space, people with a long term outlook and not so much driven by some of the short term moves. What does that mean for the outlook here? Well, that means that if there is a pickup in demand from ETFs or from the macro backdrop from Fed rate cuts or from themes that come out of the 2024 election cycle, we could have a new inflows into into these products. The fact that so much of today's supply is held by long term holders probably means that some of that is going to be sticky or there will not be very ready sellers to supply to those new buyers. You know, sellers may only appear at a somewhat higher price level. So I think the ownership structure of Bitcoin today, relatively few short term holders or relatively few people involved in the market that haven't been here for a very long time and relatively dominant a portion of long term holders means that the price will be pretty sensitive to inflows if we see demand for bitcoin prices likely to rise given that ownership structure.

Annika Lewis Right, Of course. And with the supply dynamics of Bitcoin as well, which are very different from any other assets, that certainly influences that as well. You talked a little bit in your answer on the Fed and so the Fed of course, meets tomorrow and is widely expected to keep rates steady for the next couple of meetings. In fact, I actually notice you tweeted earlier this morning that markets are choppy ahead of the Fed tomorrow. So tell us a bit about your expectations for that meeting and what the implications might be for Bitcoin.

Zach Pandl So the Federal Reserve has been raising rates for a while, as everyone is aware, and the goal is to bring down inflation. Now, inflation has headed lower quite significantly and the Federal Reserve therefore thinks that it can pause in its interest rate tightening campaign. Now, that doesn't mean they're definitely done. You know, the future is uncertain, but they do seem to be signaling that they would like to be finished. They seem to think that they're done raising rates for this this cycle. And so the question is going to be how long do they stay on hold at this current level, 5% plus interest rates? And when do they begin reducing interest rates? When is inflation going to have fallen enough or the economy soften enough that rate cuts are warranted. We're going to learn a lot about that at tomorrow's meeting. The Federal Reserve. We think it's going to say that they're probably done. But they're going to show us some forecasts and projections about where interest rates are going to go in 2024. And markets are debating how many rate reductions might we see two, three, four or five? Anything in that a range is is possible. And that's going to have an influence on on all markets. The Fed affects, you know, crypto, but of course everything. And if we see relatively little rate cuts anticipated, if the Fed says we're going to keep rates around 5% for a longer period of time, what we should expect to see is interest rates move up, the value of the dollar move up, and probably the price of Bitcoin move down. It tends to be negatively correlated to the value of the dollar. So if the Fed is relatively hawkish, as analysts would say, saying rates will be high for a while, then that's probably a negative for it for bitcoin. At the same time, the Fed may say that inflation has been well-behaved, it's come down, the economy has achieved a soft landing. There is no reason to keep interest rates at around 5% for a longer period. So they may indicate that there will be more rate reductions in 2024 than markets currently anticipate. If we were to hear that sort of message from the Fed, we should see interest rates move lower, the dollar move lower and again, Bitcoin move higher because it's negatively correlated to those other variables. So that's how I would really kind of focus for tomorrow's event. They're probably done. What are they going to do next? When are they going to cut? How much are they going to cut next year? What is their read on inflation? We're going to learn a lot about that at tomorrow's meeting.

Annika Lewis Yes, certainly a lot expected to come out of that affecting both Bitcoin and, as you mentioned, all sorts of other markets. Zooming out a little bit beyond just Bitcoin, the Grayscale November report also mentioned that crypto markets broadened beyond Bitcoin in November with certain of the sectors that you tracked, posting more than 20% returns throughout the month alone. Tell us a bit about what you're seeing in crypto markets beyond Bitcoin these days.

Zach Pandl Right. This has been a Bitcoin led year. Bitcoin has outperformed up to this point and some of the themes I think support that. But as the crypto recovery has matured, we have seen things broaden beyond just bitcoin parts of the market. Beyond the largest token are seeing prices rising, seeing activity rise. So what are some of those themes? I would highlight maybe a couple of of things. One is, is video games and the gaming parts of the market. This is an important application of public blockchain technology. The idea that we can have a open architecture, a gaming economy is sort of the dream of what we call web3 platforms. And we're seeing quite a lot of movement in those types of tokens. There's been an AI theme recently, partly due to the leadership turmoil at open AI. There's been some focus on are there decentralized platforms that provide services, provide innovation around artificial intelligence. So that's been a part of the market that's been relatively hot. And then lastly, I'd say a tokenization of other types of assets. This is a place where traditional financial services firms are most focused when it comes to public blockchain technology. Can we tokenize bonds, stocks, real estate, those types of things that will have implications for certain blockchain related projects? Some of the tokens that we cover as well. So lots of different themes and with our Crypto sectors project. Just to plug briefly, we think that, you know, your listeners, if they're looking for a broader sense of what's happening in this space beyond just Bitcoin, which they may be familiar with, the Grayscale crypto sectors are a great way to sort of monitor that activity and get a sense of what other themes are driving token valuations.

Annika Lewis Yes, definitely check those out. I have enjoyed looking at those and tracking those and reading through your reports. Absolutely. Cool. So looking ahead a little bit to 2024 one of the dominating stories for next year. Of course, no matter what will be the United States presidential election. Can you talk a little bit about that, how that might play out in 2024 and its influence, broadly speaking, on Bitcoin and crypto that you imagine it to have?

Zach Pandl Well, I'll just say first that, you know, we don't know who's going to win next year or, you know, have a preference per se. But the policy issues that are going to come to light as the election plays out, as the election cycle plays out, I think can be quite important for Bitcoin. There's going to be some important macro policy issues essentially on the ballot next next year, one of which is going to be the amount of government spending that is that is reasonable. You know, the U.S. economy is running a pretty large budget deficit today for an economy that has a low unemployment rate. You know, we typically see government borrowing or the budget deficit go up in recessions when the unemployment rate rises because of income support programs and things of that nature. Today, we have a rising budget deficit, even though the unemployment rate is below 4%. So the US government is running a big deficit. It's borrowing a lot into in the bond market. And there's an active debate about whether that's appropriate. And this is the kind of thing that can have an influence on on Bitcoin. Bitcoin is a alternative money system that is not issued by a central bank. It is a non-sovereign money like asset much, much like gold. You know, so things like gold and bitcoin are going to be somewhat responsive to the sort of debate around how much government spending that we can have in the US. Inflation also likely to be a very big topic. Of course, inflation surged after the the pandemic and we can blame different things on on that. But, you know, the president ultimately is going to take some responsibility for how the economy as a whole outperforms. And so, you know, inflation will inevitably be a part of the Biden record. Is that tolerable? Is somewhat high inflation tolerable? Should the Federal Reserve aim for a higher rate of inflation than it has in the past? Or should the Federal Reserve stick to a quite low inflation mandate as it has had over the last 30 to 40 years? Again, that could have an influence on on Bitcoin.

You know, if we hear that the government is interested in borrowing a lot of money, may tolerate a higher period of inflation than it has in the past, that will probably be positive for Bitcoin for alternative money systems that compete with the dollar. If, on the other hand, we hear about fiscal responsibility and a commitment to low and stable inflation, then those things will be positive for the dollar and may lead to less demand for it for Bitcoin. So I do think that macro policy issues that will be on the ballot next year are going to be quite important for crypto and specifically for for Bitcoin, the largest asset in our market.

Annika Lewis Right. And wrapping up here just beyond the presidential election, you know, we're closing in on 2023, heading into 2024. Any last words, reflections or sort of thoughts looking ahead to next year that you'd like to share on on Bitcoin or on the digital asset landscape at large?

Zach Pandl Well, I'd say a couple of things. First is crypto is back. You know, crypto had a challenging 2022. It has had a very good 2023, I think has surprised some people, maybe surprised us at Grayscale a little bit less, but has surprised some people by how much the market has come back this year. And I think it will be very much in focus next year given what's happening on the on the ground in terms of crypto innovation, the types of products that it projects that we're watching here. But also from a top down perspective, you know, this is the end of the Fed tightening cycle, the 2024 election. All of these things are going to have an influence on crypto and the debate around Bitcoin. So expect it to be a really interesting year next year.

Annika Lewis Yes, it's been a big year in 2023 and looking forward to an even bigger one in 2024. Perfect. Well, thank you so much. That's all the time we have today. This is Zach Pandl, managing director of research at Grayscale. And thanks for tuning in, folks. We'll see you next time.

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